Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $400,000,000 Non-Cumulative 5-Year

Rate Reset Class B Preferred Shares Series 23

TORONTO, January 22, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its $400,000,000 Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 23 (“Preferred Shares Series 23”) on February 25, 2015.

The Preferred Shares Series 23 are redeemable at Bank of Montreal’s option on February 25, 2015, at a redemption price of $25.00 per share. Payment of the redemption price will be made by Bank of Montreal on or after February 25, 2015, upon surrender of the Preferred Shares Series 23.

Separately from the payment of the redemption price, the final quarterly dividend of $0.3375 per share for the Preferred Shares Series 23 will be paid in the usual manner on February 25, 2015, to shareholders of record on February 2, 2015.

Notice will be delivered to holders of the Preferred Shares Series 23 in accordance with the terms outlined in the Preferred Shares Series 23 prospectus supplement.

About BMO Financial Group

Established in 1817, as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization based in North America. The bank offers a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. BMO Financial Group had total assets of $589 billion and more than 46,000 employees at October 31, 2014.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Internet: www.bmo.com	Twitter: @BMOMedia